
07003637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox River Execution Technology, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2100 Enterprise Avenue
(No. and Street)

Geneva	**Illinois**	**60134**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. DeRonne **(630) 482-5112**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A. DeRonne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fox River Execution Technology, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
JOSIE INLOW
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5-14-2007

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)

Statement of Financial Condition

Year Ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Fox River Execution Technology, LLC

We have audited the accompanying statement of financial condition of Fox River Execution Technology, LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 23, 2007

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 578,195
Receivables from brokers and institutional customers	1,683,954
Dividends and interest receivable	1,580
Fixed assets (net of accumulated depreciation of $16,425)	293,656
Other assets	4,521
Total assets	$ 2,561,906
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 35,730
Accounts payable and accrued expenses	462,991
Total liabilities	498,721
Member's equity	2,063,185
Total liabilities and member's equity	$ 2,561,906

See notes to statement of financial condition.

Fox River Execution Technology, LLC
(An Illinois Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization and Nature of Business

Fox River Execution Technology, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (the SEC). The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. On June 7, 2006, the Company was accepted as a member of the National Association of Securities Dealers, Inc. (NASD). In December 2006, the Company restructured such that it became wholly-owned by CRT Holdings, LLC (the Member), which is controlled by Joseph J. Ritchie. Prior to the restructuring, the Company was owned directly by Joseph J. Ritchie and another entity controlled by Joseph J. Ritchie. The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary volume-weighted average pricing (VWAP) system owned by Joseph J. Ritchie.

The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of money market funds and short-term, highly liquid investments having a maturity of 90 days or less at time of purchase. Cash equivalents totaled $568,311 at December 31, 2006.

Receivables From Brokers and Institutional Customers

Receivables from brokers and institutional customers include cash balances held at the brokers and receivables due from brokers and institutional customers for amounts earned from VWAP activities.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include computer equipment and furniture and fixtures, carried at cost less accumulated depreciation. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, and furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years.

Income Taxes

The Company is a single-member LLC and not separately liable for income taxes. The Member recognizes the taxable income or loss of the Company and, therefore, no provision for taxes is made in the accompanying statement of financial condition.

3. Fixed Assets

At December 31, 2006, fixed assets consisted of computer equipment with a net book value of $292,589, and furniture and fixtures with a net book value of $1,067.

4. Related-Party Transactions

The Company incurred and paid management fees to a related party, Fox River Financial Resources, Inc. (Fox River). Fox River provides certain management services, such as payroll processing, accounting, and other administrative services. Fox River is a Subchapter S corporation wholly-owned by Joseph J. Ritchie.

The Company incurred and paid service fees to a wholly-owned subsidiary of the Member, CRT Capital, LLC (formerly RC Capital, LLC), for certain operating and administrative expenses, of which $35,730 is payable at December 31, 2006.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

5. Net Capital Requirements (continued)

Net capital and aggregate indebtedness change daily. At December 31, 2006, the Company had net capital of $1,447,923, which was $1,347,923 in excess of its required net capital of $100,000.

Advances to affiliates and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.


END